Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/425272217 on your computer. You will need the latest version of Chrome, Edge or Firefox.

***Caution:** Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your AGM. If you are experiencing any difficulty connecting or **watching the meeting**, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization.*

2. All securityholders MUST register any 3rd party appointments at http://www.computershare.com/FirstMajestic Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 425272217

Password: first2021

To log in, you must have the following information:

Registered Holders
The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy
The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

1 If you are a shareholder or duly appointed proxy, select "I have a login" and enter your Username/Control Number and password.

Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

If you are a Guest, select "I am a guest" and fill in the form.


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